350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

September 12, 2024

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds, Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed August 15, 2024
File No. 024-11563

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Property Bonds, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated August 27, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 4 (“Amendment 4”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1. We note your response to comment We also note that Item 6 to Part I to the August 19 post qualification amendment continues to only disclose the sale of common stock. Please revise this section to disclose the sale of Worthy Property Bonds during the prior 12 months.

Response:

In Amendment 4 the Company has revised Item 6 to Part I to disclose the Company’s sale of $[●] of Worthy Property Bonds during the 12 months preceding the date of filing.

Cover Page

2. Revise the cover page, as well as the disclosure throughout the offering statement, to clarify that you will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates. Please refer to Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as required by Regulation A.

Response:

In Amendment 4 the Company has revised the cover page, as well as the disclosure throughout the offering statement, to clarify that the Company will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates.

United States Securities and Exchange Commission September 12, 2024 Page 2	D i c k i n s o n W r i g h t P L L C

The Company acknowledges (i) its obligations under Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A, (ii) that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and (iii) that the obligation to file a 1-U is a separate filing obligation than the Company’s filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A.

Further, in Amendment 4, the Company has revised the risk factor “The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, and post-qualification amendments and supplements” to clearly disclose the failure to file the post-qualification amendment or supplement, as required by Regulation A.

The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, post-qualification amendments and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company has filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments, with the exception of the following:

● The Company increased the interest rate payable on Worthy Property Bonds from 5% at qualification on October 31, 2022, to 5.5% APY effective April 1, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023. The foregoing increases in interest rates were disclosed by the Company on Forms 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to the Company’s Form 1-A. As a result of the foregoing, the Company may be subject to fines, penalties, or other enforcement actions. All future changes to the interest rate of Worthy Property Bonds will be employed through the filing of a post qualification amendment or supplement, as appropriate, to the Company’s Form 1-A.

United States Securities and Exchange Commission September 12, 2024 Page 3	D i c k i n s o n W r i g h t P L L C

● The Company filed a post-qualification amendment to Form 1-A more than 12 months from its qualification date which fails to comply with applicable federal securities law. As a result of the foregoing, the Company may be subject to fines, penalties, or other enforcement actions, including, but not limited to, a rescission offering for any securities sold during the period from when the post-qualification amendment was due, October 31, 2023, through the date the Company ceased selling securities under the Form 1-A on May 28, 2024, which totals $19,489,830 of securities issued, of which $[●] remained outstanding as of September 12, 2024.

This post-qualification amendment to Form 1-A includes the foregoing information, but it has yet to be qualified as of date hereof.

Risk Factors, Page 9

3. We note your response to comment 10, in which you state that you intend to issue no more than $75 million total Worthy Property Bonds. Add a risk factor to discuss your ability to sustain your lending operations as you cease to be able to raise additional funds as you reach that cap.

Response:

In the Offering Circular the Company has stated that the Company will not issue securities under Regulation A in excess of $75 million principal amount during any 12-month period. The Company has also stated that the total amount of securities that can be offered under the Offering Circular is $75 million. However, the Company reserves its right, pursuant to applicable securities laws, to issue additional securities other than those being offered under the Offering Circular.

In Amendment 4 the Company has included the following risk factor to address the foregoing, as well as the Company’s ability to sustain its lending operations if the Company ceases to be able to raise additional funds beyond those being raised under the Offering Circular.

United States Securities and Exchange Commission September 12, 2024 Page 4	D i c k i n s o n W r i g h t P L L C

The Company’s ability to expand it’s lending operations, maintain sufficient loan loss reserves, and to generally manage its loan portfolio and any loan losses, impacts the Company’s ability to meet its payment obligations to the holders of Worthy Property Bonds.

The funds raised by the Company under this offering are utilized primarily to purchase or otherwise acquire mortgages and other liens on and interests in real estate, as set forth herein. The Company structures its loan portfolio, and the terms of the loans therein, to maximize the Company’s ability to pay both the interest payable to, and redemption requests made by, the holders of Worthy Property Bonds. Whereas the Company may seek to raise additional investment capital pursuant to applicable securities laws upon the conclusion of the offering, to expand its loan portfolio, there can be no guarantee that the Company will elect to do so or will be able to do so if it does so elect. In the event the Company elects not to, or is unable to, raise additional capital, its lending operations will not be able to expand in terms of principal invested, but will remain structured in a manner intended to enable the Company to repay interest and principal on the outstanding Worthy Property Bonds. The Company’s auditor, in its audit of the Company’s financial statements, has identified the Company’s loan loss allowance and valuation of mortgages held for investment as critical audit matters in their audit report. The Company maintains an allowance for potential loan losses, but there can be no guarantee that the amounts allocated thereto will be sufficient to fully address any such loan losses. While the Company does not presently have any loans or investments that have defaulted or otherwise are not being paid according to their terms, there can be no guarantee that such events will not occur in the future with respect to the Company’s loan portfolio. To the extent the Company experiences unexpected loan losses as a result of financial and economic conditions generally, the financial condition of one or more borrowers thereunder specifically, a Company failure to adequately analyze and value complex risks and assets, or otherwise, the Company may not be able to meet its obligations to the holders of Worthy Property Bonds on a timely basis.

Risks Related to Our Company, Page 10

4. Add a risk factor that discusses the impact on your company in the event that your loan loss reserves may prove inadequate to address your actual losses from any loans. For instance, we note that you had $268,800 in loan loss reserves as of the end of the last fiscal year, on total loans outstanding of over $25 million, and that you had to write off over $200,000 in loans in the last fiscal year. Also, discuss the fact that your auditor has noted that loan loss allowance and valuation of mortgage held for investment were critical audit matters in their audit report. Investors must be able to appreciate the risks due to inadequate loan losses, or from a failure to adequately analyze and value complex risks and assets.

Response:

Please see the response to Comment 3 above.

Use of Proceeds, Page 18

5. We note your response to comment 10, in which you indicate that you will only offer just under $9 million in additional Worthy Property Bonds. Revise this section to reflect the remaining offering amount, to the extent that you intend to limit the total offering to $75 million. Also, to the extent that your actual use of proceeds to date do not reflect the use of proceeds disclosed in this section, discus the reasons why you believe the revised projected use of proceeds are appropriate.

Response:

In Amendment 4 the Company has revised the section “Use of Proceeds” to reflect (i) the remaining offering amount as of the date thereof and that the Company may, pursuant to applicable securities laws, issue additional securities other than those being offered under the Offering Circular, and (ii) that the Company’s actual use of proceeds to date is consistent with the description of Use of Proceeds therein.

United States Securities and Exchange Commission September 12, 2024 Page 5	D i c k i n s o n W r i g h t P L L C

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 20

6. Revise this section to discuss how management intends to operate Worthy Property Bond’s business as you reach your self-imposed total offering limit of $75 million. In particular, please discuss any other sources of capital that will remain that will allow you to fund both your lending business, as well as to pay redemption requests for your bonds and accrued interest. Make appropriate changes to your risk factors, cover page and summary discussion based on your response.

Response:

In Amendment 4 the Company has revised the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the cover page and summary discussion, to the extent necessary, to set forth (i) how management intends to operate the Company’s business when the Company reaches the total offering limit of $75 million under the Offering Circular, (ii) that the Company may, pursuant to applicable securities laws, issue additional securities other than those being offered under the Offering Circular or otherwise raise capital, and (iii) the sources of capital that will remain after the completion of the offering that will allow the Company to fund both its lending business, as well as to pay redemption requests for the Company’s bonds and accrued interest.

Please also see the response to Comment 3 above.

Very truly yours, Clint J. Gage

CJG:sm

Enclosures